Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Transcript of Halliburton Company’s Third Quarter Earnings Conference Call

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EDITED TRANSCRIPT
HAL - Q3 2015 Halliburton Co Earnings Call
EVENT DATE/TIME: OCTOBER 19, 2015 / 1:00PM GMT
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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
CORPORATE PARTICIPANTS
Kelly Youngblood Halliburton Company - VP of IR
Dave Lesar Halliburton Company - Chairman & CEO
Christian Garcia Halliburton Company - SVP, Finance & Acting CFO
Jeff Miller Halliburton Company - President
CONFERENCE CALL PARTICIPANTS
Jud Bailey Wells Fargo Securities, LLC - Analyst
Sean Meakim JPMorgan - Analyst
David Anderson Barclays - Analyst
Angie Sedita UBS - Analyst
James West Evercore ISI - Analyst
Bill Herbert Simmons & Company International - Analyst
Scott Gruber Citi - Analyst
Jeff Tillery Tudor, Pickering, Holt & Co. Securities - Analyst
Dan Boyd BMO Capital Markets - Analyst
James Wicklund Credit Suisse - Analyst
PRESENTATION
Operator
Good day ladies and gentlemen and welcome to the Halliburton third-quarter 2015 earnings conference call.
(Operator Instructions)
As a reminder, this call is being recorded. I would now like to introduce your host for today’s conference, Kelly Youngblood, Halliburton’s Vice President of Investor Relations. Sir, you may begin.
Kelly Youngblood - Halliburton Company - VP of IR
Good morning and welcome to the Halliburton third-quarter 2015 conference call. Today’s call is being webcast and a replay it will be available on Halliburton’s website for seven days.
Joining me today are Dave Lesar, CEO; Christian Garcia, acting CFO; and Jeff Miller, President. Mark McCollum, Chief Integration Officer, will also join us during the question-and-answer portion of the call. During our prepared remarks Dave will provide an update on the pending Baker Hughes transaction; however, due to the ongoing regulatory review today we will not be taking any questions related to regulatory matters.
Some of our comments today may include forward-looking statements reflecting Halliburton’s views about future events. These matters involve risk and uncertainties that could cause our actual results to materially differ from our forward-looking statements.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
These risks are discussed in Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended June 30, 2015, recent current reports on Form 8-K and other Securities and Exchange Commission filings. We undertake the obligation to revise or update publicly any forward-looking statements for any reason.
Our comments today include non-GAAP financial measures and unless otherwise noted in our discussion today we will be excluding the impact of these items. Additional details and reconciliation to the most directly comparable GAAP financial measures are included in our third-quarter press release which can be found on our website.
Now I will turn the call over to Dave. Dave?
Dave Lesar - Halliburton Company - Chairman & CEO
Thank you, Kelly, and good morning to everyone. As expected it was another very challenging quarter for the services industry.
Activity levels and pricing took another hit across the globe as our customers respond to the impact of reduced commodity prices and the pressure that their own shareholders are putting on them. Considering the difficult headwinds that were working against us I’m actually very pleased with our overall financial results for the third quarter, especially for our Eastern Hemisphere operations.
Now let me cover some of the key headlines. Total Company revenue of $5.6 billion declined 6% sequentially, outperforming our largest peer. I’m very pleased with the resilience of our international business where we again outperformed our largest peer on both a sequential and year-over-year basis for both revenue and margins.
This demonstrates once again that we are not getting distracted as we go through the merger process. And I am confident that from what we are seeing in the marketplace this is the same for Baker Hughes.
And despite lower revenues as a result of pricing concessions and activity reductions, we were able to maintain operating margins due to a relentless focus on cost management.
As expected, North America revenue and operating income declined further as a result of lower activity levels and pricing pressure. However relative to the overall market, I am pleased with our performance.
From the peak that we saw last November, our completions related activity has declined approximately 18% relative to a 58% reduction in the US land rig count. This clearly demonstrates the customer flight to quality that has emerged during this downturn and it positions us well for when the market recovers.
Finally, we took an additional restructuring charge to reflect current market conditions but let me remind you as we approach the finish line on the Baker Hughes acquisition we continue to maintain North American infrastructure well beyond current market needs, incurring a cost which we would have otherwise eliminated. This cost impacted North America margins by approximately 400 basis points in the third quarter.
Now turning to operations, in North America prices continued to erode during the third quarter, impacting the total services industry profitability, obviously including ourselves. We believe these prices are clearly unsustainable but as we have been saying all along pricing cannot stabilize until activity stabilizes.
Looking ahead to the fourth quarter visibility is murky at best. Based on current feedback, we believe most operators have exhausted their 2015 budgets and will take extended breaks starting as early as Thanksgiving. Therefore our activity levels could drop substantially in the last five weeks of the year.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
In my 22 years in this business I’ve never seen a market where we’ve had less near-term visibility. In reality we are managing this business on a near real-time basis customer by customer, district by district, product line by product line and yes even crew by crew. But you know me and you know our management team.
Nobody knows the North America land market better than us. We are the execution Company and we know what levers to pull to make this market work.
Our view is that the first quarter could end up being a mirror image of the fourth quarter. So just as the fourth quarter is facing a steep drop-off post-Thanksgiving we expect to see a slow ramp-up beginning in January and improving from there, suggesting that the first quarter could be the bottom of this cycle.
If you pull back and look at the full-year 2016 and compare it to 2015, you could envision a similar mirror image: directionally a slow start and then perhaps picking up speed in the second half of the year. Now there obviously are a number of moving parts in North America and I’m not confident enough yet to call the exact shape of this recovery but we do expect that the longer it takes the sharper it will be.
Until then we will continue to execute on our strategy and we will be watching the same external data points that you do: what is happening to oil production, what is the rig count doing, what is happening with operators’ cash flows and how are redetermination’s impacting our customers’ credit lines. In addition we have our own proprietary intro metrics that we will follow.
We will continue to adjust our cost structure to market conditions but to me it does not make sense to reduce costs or infrastructure to reflect expected fourth quarter’s reduced activity levels. Instead we are positioning our North America land business for future success and to ultimately outperform the industry as the market recovers.
Internationally I remain very happy with where our business is today. The international markets have held up better than North America but they are not immune to the impacts of lower commodity prices.
We did experience lower prices during the quarter but in anticipation of these reductions, we aggressively went after further cost adjustments. Although we had to concede some on pricing we have worked closely with our customers during the past year to improve their project economics through technology and operating efficiency.
Internationally for 2016 we expect to see a continuation of trends from 2015. Land-based activity including mature fields should be the most resilient while we expect offshore to see additional project delays.
Now I’d like to provide you with an update on the Baker Hughes acquisition. During the quarter we announced the second tranche of businesses to be marketed for sale in connection with the acquisition of Baker Hughes and we expect that marketing process to begin shortly.
On the first tranche of divestitures we have now moved into the negotiation process. On the regulatory front, during the quarter, the timing agreement with the DOJ was extended by three weeks and accordingly Halliburton and Baker Hughes agreed to extend the closing date to December 16.
Outside of the US we continue to make progress with completing the required filings and obtaining the necessary approvals. Specific to the European Commission, we are working cooperatively to respond to their information requests and expect to resubmit our filing in the near future which will start the formal review process.
Let me be very clear, we remain confident this deal will be approved. We continue to target a 2015 close but the transaction could move into 2016 which is allowed under the merger agreement.
We are enthusiastic about and fully committed to closing this compelling transaction and achieving our annual cost synergy target of nearly $2 billion. I want to be clear this $2 billion will be on top of any cost reductions that we’ve made to date.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
We are very excited about the benefits of this combination and what it will provide to the shareholders, customers and other stakeholders of both companies. This combination with Baker Hughes will create a bellwether global oilfield services Company combining our highly complementary suites of services and products into a comprehensive offering that will deliver an unsurpassed depth and breadth of cost-effective solutions to our customers.
Now let me turn the call over to Christian to provide more details on our financial results. Christian?
Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO
Thanks, Dave, and good morning everyone. Let me begin with a comparison of our third-quarter results to the second quarter of 2015.
Total Company revenue of $5.6 billion represented a 6% decline while operating income declined 21% to $506 million. North America led the decline as a result of continued activity and pricing headwinds. For our international business third-quarter revenue declined by 5% while operating income margins remained unchanged to second-quarter levels.
The impact of price negotiations with our customers in the first half has been offset primarily by a proactive reduction in operational costs. In the Middle East/Asia region revenue declined by 4% with a similar decline in operating income of 3%. Lower activity levels across the Asia Pacific markets were partially offset by increased activity in the UAE and Iraq.
Turning to Europe Africa CIS we saw third-quarter revenue declined by 7% with a decrease in operating income of 9%. The decline for the quarter was primarily driven by lower activity in Angola and East Africa. Latin America revenue and operating income both declined 4% during the quarter, driven primarily by reduced activity in Mexico. Partially offsetting this decline was improved unconventional activity levels in Argentina.
Moving to North America revenue declined 7% with operating income at near breakeven levels. Reduced activity levels throughout US land were accompanied by further price reductions across the business especially in the pumping related product lines.
Globally the continued activity declines and pricing pressures led us to take additional actions to adjust our cost structure. As a result, we incurred an additional restructuring charge of $257 million after-tax in the third quarter consisting primarily of asset write-offs and severance related costs. As this market plays out we will evaluate our operations and make further adjustment as required.
Our Corporate and Other expense totaled $58 million for the quarter and we estimate that our corporate expenses for the fourth quarter will be approximately $65 million. Our effective tax rate for the third quarter came in a bit higher at 29% due to the impact of gains from our foreign currency hedging program. We expect our effective tax rate to be approximately 26% to 27% for the fourth quarter.
Given the ongoing decline in activity levels we are reducing our capital expenditure guidance by an additional $200 million to $2.4 billion for the year. This represents a 27% year-over-year decline. However, our Q10 program remains intact as we derive significant cost savings from its deployment and the Q10 provides us the ability to address the higher completions intensity experienced by the industry.
Finally, let me give you some comments on our operations outlook starting with our international business. We believe that typical seasonal uptick in year-end sales will be minimal this year as customer budgets are exhausted and may not fully offset continued pricing pressures. As such we expect fourth-quarter revenue and margins to come in flat to modestly lower compared to the third quarter.
In North America the prospects of reduced borrowing capacity for operators in a prolonged holiday season make the fourth quarter challenging and difficult to predict. So far the average horizontal rig count is down a little less than 10% from the third-quarter average.
If these headwinds play out we estimate that the fourth quarter average horizontal rig count could drop about 15% to 20% sequentially. We expect our North America revenues and margins to decline but we anticipate sequential decrementals to be only in the mid-teens due to our cost reduction efforts.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Now I will turn the call over to Jeff for the operational update. Jeff?
Jeff Miller - Halliburton Company - President
Thanks, Christian, and good morning everyone. To begin I’d like to take this opportunity to commend our operational teams for once again executing to our playbook.
I’m telling you we are not distracted. I’d particularly like to recognize the performance of our international employees for staying dead focused on our business in a very difficult market.
Now what’s on everyone’s mind is North America. so let me give you a little more granularity on North America by division.
Our drilling related businesses have been much more resilient than our completions related businesses. In fact drilling division margins increased this quarter to 10% and this is including the 400 basis point impact of the added costs that we’re carrying in anticipation of the Baker Hughes acquisition.
Obviously the most stressed part of our business is pumping. Now this is the business that we know the best. It’s the business that recovers the fastest, it’s the business that recovers the most sharply and we know what that path looks like.
It looks like this. It looks like staying with the fairway players in the basins that we know. It does not mean chasing every stage.
It looks like staying with the customers that are loyal, even if that means working at a price that we don’t like, collaborating on a path forward that lowers their cost per BOE to a place where we can both be successful. And it looks like staying with the overall strategy to focus on long-term returns, meaning we see a path to profitability. This is a very simple solution but simple does not mean easy.
So if you’re looking for a silver lining here the most competitive piece of the business, pumping, is the one that we know the best. It’s a business that recovers the fastest and the most sharply and you can be confident that we have to team that gets it done.
Last time we reported earnings oil was in the upper $50s and the outlook was cautiously optimistic. Since then we saw oil drop into the $30s which I can tell you elicited an immediate and visceral reaction from our customer base. As I described at a conference during the quarter the rig count followed the oil price down soon thereafter.
Now this has caused us to continue to look carefully and strategically at the business and how we’re structured to execute. In the short term, we further adjusted our operations. Recent actions we’ve taken include partnering with our suppliers to find better ways to work together in these tougher times, leveraging our logistics infrastructure including higher rate usage of unit trains and stacking additional equipment during the quarter where we either were unable to make an acceptable return or cannot see a path to acceptable returns.
Finally, rightsizing the business to reflect current activity levels. Unfortunately since the beginning of the year market conditions have forced us to reduce our global headcount by over 21%.
Now these are always tough decisions affecting great people. But they are simply decisions that we have to make.
Consistent with maintaining our service delivery model to obtain the cost synergy savings in the Baker acquisition we’ve taken a bottoms-up look at our service processes, including comparing our current structure to previous similarly sized markets. This is an examination of how we work, those things absolutely required to deliver our value proposition which also means stripping away everything that is not required.
For example in the third quarter we eliminated an entire level of management in North America. In my view this is not a one-time initiative. By clarifying and controlling how we execute we can retain this efficiency, these cost savings as the market recovers.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
We have a two-pronged strategy, the first part being to control what we control in the short term and the second is looking beyond the cycle and preparing for the recovery. Q10s are a great example. The cost savings we derive from these new generation fleets is substantial compared to legacy equipment: 25% less capital on location, 30% less labor on-site and up to 50% less maintenance cost.
Q10 spreads now represent close to 50% of our fleet and we should be near 60% by the end of the year. At the same time, those legacy assets that are still deployed are being strategically placed to maximize their potential in locations or function that maximize their cost effectiveness. While the industry has seen average fleet sizes increase by 15% to 20% over the last two years due to rising completions intensity our average fleet size has been essentially flat as a result of the more efficient Q10s.
So when coupled with our logistics platform we believe Halliburton offers the lowest total cost of service to our customers at any point in the cycle. We’re pleased with our customer portfolio. Both in North America and on an international basis we’ve aligned with customers who have strong balance sheets and assets in the fairway positions in the basin.
These are the customers that have better well economics and are continuing to work through the downturn and are engaged in the important cost per barrel discussion. Improving a customer’s cost per barrel of oil equivalent is core to our value proposition.
This is why we continue to invest in technology and our emphasis is on two basic tenets. One is increasing reliability, eliminating moving parts, simplifying designs and helping eliminate nonproductive time at the well site.
The second is making better wells. Products like AccessFrac, CoreVault and DecisionSpace help customers identify and access the sweet spots of their reservoirs and more importantly these products have seen increased uptake during this downturn. Adoption of DecisionSpace is up double digits from 2014 for example and the usage of AccessFrac has grown more than 60% over last year.
There is no question that this is a challenging market today but our playbook remains the same. We are looking through this cycle to ensure that we will accelerate our growth when the industry recovers. We are managing through the downturn by drawing on our management’s deep experience in navigating through past cycles.
In the long term we anticipate that unconventionals, mature fields and deepwater will offer the most significant growth opportunities. That hasn’t changed, although each of these markets faces economic challenges right now. Ultimately when this market recovers we believe North America will respond the quickest and offer the greatest upside and Halliburton is best positioned to outperform.
Now I’d like to turn it back over to Dave for closing remarks.
Dave Lesar - Halliburton Company - Chairman & CEO
Okay, to sum up we continue to make progress with the Baker Hughes acquisition and we are diligently focused on finalizing all regulatory matters, completing the divestiture process and preparing for integration activities after closing the deal. We are managing the downturn by executing our two-pronged strategy, getting down to our purest form of cost while retaining the flexibility to grow in our usual disciplined way as activity levels recover.
For the fourth quarter there is a lot of uncertainty as we approach the holiday season but we believe that customer budgets will reload in the first quarter and anticipate activity to ramp up in the second half of 2016. Looking ahead, we’re not going to try to call the exact shape of recovery but we do believe that the longer it takes the sharper it will be and when that recovery comes we expect North America will offer the greatest upside and that Halliburton will be best positioned to lead the way. Finally there is no doubt that this is going to be a bumpy road but history would tell you that we have outperformed in these kinds of markets, turning them into a new catalyst for growth.
We are the execution Company. So you can be sure that whatever the market gives us we will take it and then take some more.
Now let’s open it up for questions.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Jud Bailey, Wells Fargo Securities.
Jud Bailey - Wells Fargo Securities, LLC - Analyst
Thank you, good morning. I wanted to start off by asking about your international margins, where you continue to put up good results in spite of the downturn.
Could you give us a little more color first of all on the resiliency of your margins and what you are doing there to keep that relatively flat levels of 2Q and year over year? And also how should we think about margin progression internationally in 2016 with pricing continuing to come down and offshore activity probably going to be weak again?
Jeff Miller - Halliburton Company - President
Thanks, Jud, this is Jeff. Look really these guys internationally are absolutely on top of their business. So they are as you say continuing to outperform our competitors in a very tough market and it really gets down to a couple of things.
They are winning the right contracts and they are winning quite a few important contracts in markets that are important to them and also managing the heck out of their costs. This is a team that I fully expect will continue to outperform even when the market starts to recover.
Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO
Jud, this is Christian. Let me take your question on 2016.
If you look at how our margins behaved on a year-to-date basis our international margins actually had improvement despite revenues slower by 11%, so we actually had incremental this year. In fact we have compressed the margin gap between us and our largest competitor by about 200 basis points in a scenario where our revenues declined less.
Now in 2016 it’s unrealistic for us to think that we can continue to see our margins increase or even remain at this level over the next year given that we’re going to continue to deal with a tough environment. Now in terms of margin progressions or decrementals it would be very dependent on the magnitude of the declines between activity and pricing and it is way too difficult to say at this point. But I will tell you we will continue to aspire to continue to outperform our competition.
Jud Bailey - Wells Fargo Securities, LLC - Analyst
All right. Thanks for that.
And then I guess my follow-up may be for Dave, if I could just follow up on your comment to clarify the mirror image that you see maybe from 1Q relative to 4Q. Do you think we can actually see revenues rebound modestly it sounds like in the first quarter and if so do margins slip down a little bit more in the first quarter of do you think they can hold stable with where you come in in the fourth quarter?

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Dave Lesar - Halliburton Company - Chairman & CEO
I think it really depends, obviously there has to be and there will be a budget reload that takes place in Q1. I think the big question mark is how fast do our customers go back to work once they do reload their budgets given what we think will be a relatively low set of rig count volume in the latter part of the quarter especially in December.
So it really depends on the bounceback but the cash will be there. And I think one of the things that our customers demonstrate, and believe me we love all our customers, if they have cash they are going to spend it.
So really it depends on how quickly they want to ramp up. But I do think that as we look at the potentiality of Q1 if there is a slow ramp-up that gets a little better towards the end of the first quarter I think that could be the bottom from a margin standpoint then at that point in time.
Then my comment about the rest of 2016 for North America looking a bit like a mirror image of 2015 if you get off the mark slow on your spend then I think it really does come a little stronger in the back half of the year. That gives us some hope at this point in time.
Operator
Sean Meakim, JPMorgan.
Sean Meakim - JPMorgan - Analyst
Thank you, good morning. I was hoping Dave just to get your perspective, maybe from Jeff as well.
Looking at we’ve got call it may be at least half or more than half of the pumping equipment on the sidelines these days. Do you have any sense of how much of that equipment is unlikely to come off the fence once there is a call on it? And does the duration of the downturn increase or increase what that could look like in terms of attrition?
Dave Lesar - Halliburton Company - Chairman & CEO
Yes, thanks, Sean. If we look at the amount of horsepower that’s idled right now just on the sidelines about half of it is on the sidelines today in terms of stacked equipment. And that’s equipment that’s not getting any maintenance and it’s being cannibalized for parts.
The other factor that we see now service intensity continues to increase actually on a per well basis and so that’s yet again harder on the equipment that is working. So if we look at what’s stacked today we think about half of that equipment stacked today will not be ultimately serviceable.
So that may be there are estimates 4 million to 6 million horsepower out of the market in 2016. That’s very realistic. If we go back and think about 2013 Q4 we had talked about a 30% or so overhang of equipment then and that capacity overage narrowed to 5% by the end of Q1 of 2014.
So that didn’t happen in 90 days. That happened throughout that downturn period. So the takeaway is that’s exactly why we’re committed to Frac of the Future and having equipment in place that’s able to perform in this environment.
Sean Meakim - JPMorgan - Analyst
That’s very helpful. Thank you. Just to follow up on North America, what do you think E&Ps need to see in terms of not just higher oil prices but their perceived sustainability of those higher levels and if we don’t see maybe the number $60-plus WTI early in 2016 is there a point at which you think that starts to put a second-half recovery at risk?

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Dave Lesar - Halliburton Company - Chairman & CEO
I think, this is Dave, you can argue all the macroeconomics, where is the breakeven price point. I think there’s really actually a think a different way you need to think about the customer base in North America, especially the independent customer base. That’s essentially with the high decline curves that exist on these unconventional plays they really are in drill or die mode.
So if you go a year without drilling a well and your production starts to turn over you’re going to have to start drilling or you are going to have to take your infrastructure apart that you’ve built up as a Company. So I think that as we get to the end of the year if these guys have money they are going to drill it up and that’s just the fact that it is.
Now if oil is at $60 I think the banks will be more comfortable with extending lines of credit with sort of the debt positions that are there. But I think that the real key is going to be the production declines you see and when these companies get to the point where they have to start drilling or they have to start dismantling their companies and they are not going to want to do that.
Operator
David Anderson, Barclays.
David Anderson - Barclays - Analyst
Thanks. So in regards to your cost control efforts you mentioned on the call removing an entire level of management in North America. That got me thinking here can you may be expand a bit in terms of what this redundancy was and perhaps maybe some of the other opportunities to remove fixed cost from your system?
Dave Lesar - Halliburton Company - Chairman & CEO
Yes, thanks. As we look at how we do business we get a lot of opportunities to clarify precisely what are those moving parts. And so as we look at what is absolutely required to deliver in terms of span of control and oversight of process execution it became clear that there was a service line component in North America, an entire layer that we were able to remove.
This is really we can do that because of the discipline we have around how we execute process. And as that has continued to tighten we’ve actually seen at the end of the downturn service quality getting better, not worse. That’s an unusual actually going into a market like this.
I attribute that to the discipline around execution. And so that then allows us to remove that layer. So that’s that thought.
If we think about other opportunities we’re constantly evaluating things that we can do to take cost out of our business. And this is in North America and the rest of the world in terms of maintenance process, value engineering exercises, kaizen events. So we’re highly engaged in looking at those opportunities.
David Anderson - Barclays - Analyst
So as it relates to -- as you’re saying the nearly $2 billion in cost synergies after closing Baker Hughes, I was just curious if that what you just talked about impacts that $2 billion number at all? Obviously market conditions have deteriorated I assume there are some give and takes around that figure. Can you maybe provide a little bit of color around maybe some of the expectations of how this changed at all or maybe are there more opportunities or is there maybe a little bit less opportunities considering the market has shifted obviously?

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Dave Lesar - Halliburton Company - Chairman & CEO
No, we are absolutely confident in the synergies of nearly $2 billion that we’ve talked about. And I say that because those aren’t synergies associated with necessarily the market related taking out a layer at Halliburton that we’re talking about. These are more around changing basic ways that we work that then drive meaningful sustainable savings.
And they range, won’t give you too much granularity on them, but it’s the way that we for example plug in to North America supply chain being an example of that. That is a very valuable asset that immediately allows cost savings that are very sustainable. We can think about the same things in technology and a lot of places around the Company where changing the way we work together is actually going to eliminate the bigger piece of cost.
Operator
Angie Sedita, UBS.
Angie Sedita - UBS - Analyst
Thanks, good morning guys and good job on international. It’s pretty impressive.
So if we think about North America and if we go back to if we think about actually 2012 when we had significant overcapacity and pressure pumping and you think about going into 2013 and 2014 we had no movement in price but you saw steady increases in your margin on activity gains and increasing utilization. So if we think about the cycle and then Jeff you made the reference that you see the path for a return of profitability in North America, so if we think about this cycle going into 2016 and 2017 have you guys have done some work to think through where you need to be on utilization or even a rig count to get back into those high single-digit margins and even move back into the double-digit margins, could you even see high single-digit margins at 1,100 to 1,200 rig count assuming we get there from 2017?
Dave Lesar - Halliburton Company - Chairman & CEO
Thanks, Angie. Yes I mean the playbook as I described is simple but not easy. And it means that we stay with the customers that can be efficient that want to be efficient and that are in the fairways.
We stay in the basins where the efficiency matters and by matters I mean it always matters but it matters the most to us when it creates the critical mass that allows us to leverage up on the volume and take advantage of our lowest unit cost delivery. And then finally as clients with a sense of urgency and by sense of urgency I mean the urgency to keep the equipment working which ultimately does drive outsized profitability for Halliburton.
So with activity I see the same path as we saw before. That hasn’t changed at all.
Angie Sedita - UBS - Analyst
All right. So your thought would be we could move back to those single-digit margins, high single-digit margins even in a muted recovery in 2016 going into 2017 even double-digit margins?
Dave Lesar - Halliburton Company - Chairman & CEO
Yes, absolutely.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Operator
James West, Evercore.
James West - Evercore ISI - Analyst
Hey, good morning guys. David or Jeff, you guys talk to your customers every single day and I’m curious about how those conversations are evolving given that the vast majority of them are facing production declines next year. And Dave I know you highlighted you either dismantle your business or you drill but is there some percentage of the companies out there that are willing to allow production declines in 2016 and not get after it?
Dave Lesar - Halliburton Company - Chairman & CEO
Well, I think it really depends on what their bankers are going to let them do or whether their stock price has reasonably well held up in this market. Obviously some of our customers had their share prices just crushed and some have pulled back but also to the point where they do believe that maybe they can go back in the market for equity if there is a more optimistic view of where WTI prices are. I think the customer discussions are really -- we’re going to wait and see right now but we are going to reload our capital for next year.
Some of them are talking about getting back to work as early as January, coming off a Q4 lull and some I think are going to take a bit of a wait-and-see. But I think very, very few of them and certainly I don’t think I’ve had a single discussion with a customer are going to let themselves get into a position of a meaningful decline in production before they figure out a way to start drilling again. And then there’s another group of customers out there that really view that there is a subset of the customer base that will not get access to money, that will see a decline, that have good acreage and they are going to be absolutely juicy takeover candidates at that point.
So I think we just got to sort of wait and see these redeterminations are going on. It looks generally to me like it’s a sort of kick the can down the road approach that’s being taken at this point. But that really just pushes the day of reckoning into the first quarter of next year but the reality is that the strong customers are going to survive, they are going to have money and they are going to drill at some point next year.
James West - Evercore ISI - Analyst
Got it. Then a follow-up for me on North America.
Pricing obviously visibility is not great so the pricing is still floppy here. But at what point do you say enough is enough, we’re not going to go down further or I guess the flipside is the attrition rate is picking up pretty quickly with your smaller competitors. At what point can pricing just not drop because the competition has basically gone away?
Jeff Miller - Halliburton Company - President
Yeah well I won’t give you a price, James, on the call but what I will tell you is that we look at a number of factors when we look at customers challenging as it is right now. So I’ll give you not the price but I’ll talk about the factors. So we absolutely look at the efficiency is clearly a component of how we look at pricing.
It’s also again customers and basins where we know we see resilience and customers able to execute. It’s not so much a number though we have taken equipment and we have stacked equipment in 2015 when we got into situations where it simply did not make sense to put equipment to work.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Dave Lesar - Halliburton Company - Chairman & CEO
Yet, let me just add to that. There is a point that yes, we have walked away from work and are walking away from work every day. However, there are some key customers as Jeff said in key basins that have been very loyal to us and we want to stay loyal to them.
We know they are going to survive. We know they have good assets, we know they are going to get a budget reload and we know that they want to take advantage of the services pricing that’s out there today. Even if I don’t like that service pricing it is there, it’s a fact of the market and this is a long-term game we’re in.
These are long-term customers we have. We typically make good money from them in good times and I’m not going to walk away from them in the kind of times we’re in today because it will pay off in the long run. And I think that’s my view is a smart way to approach this.
Operator
Bill Herbert, Simmons & Company.
Bill Herbert - Simmons & Company International - Analyst
Thank you. Jeff or Dave, can you just comment a little bit and/or Christian with regard to you’ve given a pretty Darwinian outlook for the fourth quarter in North America. But D&E so outperformed expectations in the third quarter, do we see similar resilience in the fourth quarter or how should we think about that? C&P is clear but how should we think about D&E for North America in Q4?
Jeff Miller - Halliburton Company - President
Bill, this is Jeff. Q4 right now is murky across the pierce.
I think it’d be unrealistic to if clients stop working at Thanksgiving, if we look back to 2012 there was significant slowdown around Thanksgiving that sort of continued through to the New Year. It would be hard to imagine that D&E is immune to that same activity slowdown.
That said, though, what it does emphasize is the bifurcation in the marketplace and how stressed pressure pumping is today. That’s why I give back to a have a lot of confidence in our team and our team knows how to manage through a market like this.
Bill Herbert - Simmons & Company International - Analyst
Okay. And Christian, with regard to think I heard you say $2.4 billion in CapEx for 2015 and how should we think about free cash flow generation and working capital harvest for the next few quarters?
Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO
For the next few quarters our year-to-date cash flows has been impacted by a couple of things, Macondo legacy payment with restructuring and the acquisition-related costs. Now if you look at our historical seasonal and cash generation we typically do not generate a lot of cash in the third quarter anyway but we generate the majority of our cash for the year in the fourth quarter.
So we anticipate that our historical seasonality will hold true for this year and expect to generate cash in the fourth quarter. In terms of CapEx as we pointed out it’s $2.4 billion, took out another $200 million but as we reiterated in our prepared remarks we’re still committed to the Q10 program.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Operator
Scott Gruber, Citigroup.
Scott Gruber - Citi - Analyst
Yes, good morning. Most of my questions have been answered, but I had one on the agreement that you guys executed with BlackRock to execute refracs in the US. Can you just provide an update on that? What’s been the reception from the E&P community, and has capital been put to work?
Jeff Miller - Halliburton Company - President
Thanks, Scott. The reality is this is a very small piece of the market, certainly today with respect to refracs. That said, we are finalizing terms on a deal under that arrangement. I think the real story, the real and probably more important story, is around the technology and the diversion capability, and how that applies not only to refrac and to new wells and how that’s able to improve production and make better wells.
The other thing is when we look at refrac as we see it, really more as a portfolio approach to asset management meaning it’s in the toolbox, it’s something important that clients can use to better manage pressure in the field, pressure sinks and the relationship between parent wells and daughter wells. So the takeaway, though, is that the technology and the funding are both in place, and we are well-prepared for that or to the extent that it does develop.
Scott Gruber - Citi - Analyst
And as you look out into 2016, do you see an environment where pumping demand could do better than the horizontal rig count for the market as a whole, given some incremental refrac demand and incremental demand to draw down on the drilled but uncompleted?
Jeff Miller - Halliburton Company - President
Yes. When we talk about -- when I think about drilled but uncompleted, it’s arguably deferred revenue. And it makes sense to do when rigs are under contract and a company is trying to conserve cash. Nevertheless, those are there in the ground and they are a ready source of cash flow.
So I think they may end up a little bit uncoupled from the rig count per se, just because it’s there and needs to be done.
Operator
Jeff Tillery, Tudor, Pickering, Holt.
Jeff Tillery - Tudor, Pickering, Holt & Co. Securities - Analyst
Hi, good morning. Christian, I just have one question around the near-term. You talked about North America relatively harsh year-end, but also relatively shallow decremental margins. So I’m just curious how you manage costs in the near-term to achieve those shallow decrementals.
Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO
That’s right. There are decrementals of 6% to 7% in the third quarter and we’re guiding to decrementals in the mid-teens in Q4.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Well the reason for that is most of the cost reductions that we did were towards the end of the quarter, savings of which did not have a material impact in the third quarter. So we expect those savings will be in the fourth quarter and that’s why we expect to see a drop in decrementals quarter over quarter.
Jeff Tillery - Tudor, Pickering, Holt & Co. Securities - Analyst
Thank you. And then just you talked a little bit prospectively about the international margin outlook but I was just curious of the pricing reductions internationally that have been agreed to to date, how much of that would you say was realized in the Q3 results?
Is it more than half, less than half? Just looking for a ballpark?
Jeff Miller - Halliburton Company - President
Yes, in terms of these are negotiations that seem to be that are ongoing and so round one arguably occurred in the cycle actually much was stressed even at 100 in deepwater. So this is been an ongoing discussion of both negotiation and re-tendering of work. So what we talked about last quarter probably a quarter to a half has been absorbed during the current quarter though as long as we see pricing, commodity pricing where it is and delays in terms of activity I fully expect we will continue to see this.
Now the better discussion that we have with clients is around how to drive efficiency and how to use those things that are in our value proposition around increasing reliability and reducing uncertainty to help lower their overall cost. I would say I’m pleased that we’re having more discussions that look like that with clients as they realize that they reach limits around what’s available in the service sector.
Dave Lesar - Halliburton Company - Chairman & CEO
And let me just add a little bit more color to that because I think it’s important to sit back and understand where does the customer have a leverage point in these negotiations. So if you go back to let’s say a US horizontal unconventional well and it costs $1 about $0.70 of that dollar is focused on the completion particularly the frac. So that’s naturally where customers have gone in terms of the pressure to reduce cost.
If you go to an offshore project, the cost is really in the E&C cost, it’s in the dayrate on a drilling rig and the services work that we do is maybe 20% of that. So the leverage point that customers have gone for there and obviously you all follow the sector has been to the day rates on the drilling contractors and to the E&C companies with a discussion with us on services rates.
But we’re not the cost tail wagging the dog on the offshore stuff. It’s really the other guys. That’s really where their pricing leverage has been directed initially.
Operator
Dan Boyd, BMO Capital Markets.
Dan Boyd - BMO Capital Markets - Analyst
Thanks. Dave, it sounds like you don’t expect a lag between higher oil prices and activity in North America. But what’s your best guess on the lag between higher oil prices and the first quarter we may see higher international activity?

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Dave Lesar - Halliburton Company - Chairman & CEO
Yes, that’s actually a great question and I don’t know the answer to that. But it will be a longer lag, mainly because you look at the two I guess tranches of customers internationally. The NOCs have not pulled back as dramatically as the IOCs have with respect to their deepwater projects.
So the NOCs I think will if you think about sort of a slow wave up and down I think that’s what you’re going to see. But I think that if you look at the economics of deepwater development, I believe the IOCs are going to have to be convinced that not only are the prices at a point where these things can at least cash flow in the long run that they see an upward trajectory in oil prices that they can make a return on these deepwater projects over a period of years.
So it’s certainly not going to be the first quarter or two of higher oil prices before you see a bounce back in the actual contracting for revenue in the offshore. You might see some feeds startup, you might see some pre-engineering startup, you might see project planning starting up and all of that would be good because it’s a sign that they’re thinking about going more and quickly into the deeper water. But it’s going to be several quarters and it really is going to be building confidence back up in the IOCs that the market is there for the long run.
Dan Boyd - BMO Capital Markets - Analyst
Thanks. Then just the follow-up would be of the three international regions is there one you would expect to respond more quickly?
Jeff Miller - Halliburton Company - President
Probably I could see response in West Africa pretty quickly, the infrastructure is in place. It’s not as hard to start up there as it would be maybe in some other markets. But again there certainly would be the lag that Dave was describing.
Operator
James Wicklund, Credit Suisse.
James Wicklund - Credit Suisse - Analyst
Good morning, guys. The Middle East has been one of the better markets for everybody for a while and Saudi always gets mentioned. You guys have a lot of exposure there.
There were reports out yesterday, this morning that Saudi like every other oil company I guess out there is being slow to pay its bills. But when we hear that from Saudi we get a little bit more concerned than your credit checks on E&P companies. Can you tell us if you’re being impacted by that in Saudi or anyplace else in the world and the implications for that?
Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO
Well Jim, as a just general statement that we are seeing lengthening of payment patterns from our customers whether it’s in the Middle East or everywhere else. But I’m just happy to say that when we look at us versus our peers our days sales outstanding continues to lead the pack.
James Wicklund - Credit Suisse - Analyst
Okay, but you don’t have any particular issues in Saudi?

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Christian Garcia - Halliburton Company - SVP, Finance & Acting CFO
No, we don’t.
Jeff Miller - Halliburton Company - President
No, I mean I wouldn’t point to anything there.
James Wicklund - Credit Suisse - Analyst
Okay. My follow-up, Jeff, getting to double-digit margins by late next year gives me some idea of this but you make some pretty good points about changes in prices in cost and structural.
How much do you think and if we assume 30% just as a rounding point there’s been 30% cost deflation to an E&P Company. How much of that 30% do you think will end up being structural several years from now and how much of that will end up being cyclical?
Jeff Miller - Halliburton Company - President
Yes, that’s a great question, Jim. Look, I think at the margins or at the tail, the beginning and ending tail you see sort of dramatic behavior, so I think that that has not been given away. I think that the path sort of more in the middle will be retained when we get back in balance here with the service companies.
So the short answer is I think we keep most of that. We do get most of that back under the right conditions.
But the very right-hand side of the upper limits that we saw even going back to 2012 or 2009, 2010 and 2011 those sort of numbers we see more sustainable higher margins based on how we execute, how we take cost out of the system. And that may be preferentially better performance by Halliburton around those things.
Dave Lesar - Halliburton Company - Chairman & CEO
So I guess the only other thing I would add, Jim, is to the extent we have seen structural change that we have given up to our customer we will take the same structural change out of our supply chain and so hopefully would end up basically net even.
Operator
At this time I would like to now turn the call back to management for any closing remarks.
Jeff Miller - Halliburton Company - President
Yes, thank you Danielle. So I’d like to wrap up this goal with just a few key takeaways.
First the pumping business in North America is clearly the most stressed segment of the market today but it’s also the market that we know the best. We know our approach works and when the market turns and it will this is the segment that we expect to rebound the most sharply.
Second we are maintaining our North American infrastructure required to accelerate delivery of the Baker Hughes acquisition synergies at a cost of about 400 basis points.

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OCTOBER 19, 2015 / 1:00PM, HAL - Q3 2015 Halliburton Co Earnings Call
Then finally our international franchise continues to deliver market-leading performance on a relative basis both year over year and sequentially in a tough, tough market.
So I look forward to talking to you again next quarter. Danielle, you can close out the call.
Operator
Thank you. Ladies and gentlemen, thank you for participating in today’s conference.
This does conclude today’s program. You may all disconnect. Everyone have a great day.
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Safe Harbor

The statements in this communication that are not historical statements, including statements regarding anticipated fourth quarter 2015 pricing, market condition and activity, statements regarding Halliburton’s full year 2015 outlook, expectations regarding the timing of the divestitures, the expectation that Halliburton will file with the competition authorities in the European Union in the near future, the anticipated benefits and synergies of the acquisition of Baker Hughes and the expected timing of the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the pending merger with Baker Hughes, the timing to consummate the proposed transaction, the terms and timing of any divestitures undertaken in order to obtain required regulatory approvals, the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur or is obtained subject to conditions that are not anticipated, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, and the diversion of management time on transaction-related issues, the combined company’s future financial condition, results of operations, strategy and plans, and expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us;

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This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

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